October 14, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.

USA  20549-7010

Attention:

Karl Hiller,
Branch Chief, Division of Corporation Finance

Re:

Cardero Resources Corp. (the “Company”)

Form 20-F for Year Ended October 31, 2008

Filed April 30, 2009

File No. 1-32345

SEC Comment Letter dated August 3, 2009

Dear Sirs:

Further to your letter of August 3, 2009 detailing your comments concerning the Company’s 20F for the fiscal year ended October 31, 2008 (the “2008 20F”), and our written response dated September 18, 2009, we attach herewith the following additional information:

Acknowledgement

A statement as required from the Company concerning its disclosure responsibilities.

Other Mineral Projects

On a prospective basis concerning our disclosure in Item 4.D – Property, Plant and Equipment, we attach additional commentary for all significant mineral projects for which the Company continues to carry capitalized costs, and for which disclosure was not included elsewhere in the 2008 20F. The Company will include similar disclosure in future 20F filings.

Yours truly,

CARDERO RESOURCE CORP.

Per: (signed) Michael W. Kinley

Michael W. Kinley,

Chief Financial Officer

CC:

Lawrence Talbot

Vice President & General Counsel